----------------------------------------------------------------------
      As filed with the Securities and Exchange Commission on June 28, 2000
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999


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             A. Full title of the plan and the address of the plan:


                BOK FINANCIAL THRIFT PLAN FOR SALARIED EMPLOYEES
                             Bank of Oklahoma Tower
                              Tulsa, Oklahoma 74192

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B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            BOK Financial Corporation
                             Bank of Oklahoma Tower
                              Tulsa, Oklahoma 74192



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       Exhibit Number        Description of Exhibit

         23.0                  Consent of Ernst & Young, LLP



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            BOK FINANCIAL THRIFT PLAN FOR
                                            SALARIED EMPLOYEES

         Date:  June 28, 2000               By:  /s/ Gerald L. Hollingsworth
                -------------                    ---------------------------
                                            Gerald L. Hollingsworth
                                            Vice President,
                                            Manager of Compensation and Benefits

                BOK Financial Thrift Plan for Salaried Employees
                      (formerly BOK Financial Thrift Plan)

                              Financial Statements
                            and Supplemental Schedule


                        As of December 31, 1999 and 1998
                    and for the Year ended December 31, 1999



                          Index to Financial Statements

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4

Supplemental Schedule

Schedule H; Line 4i-Schedule of Assets Held for
    Investment Purposes at End of Year........................................9

                         Report of Independent Auditors

The Plan Administrative Committee
BOK Financial Thrift Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the BOK Financial Thrift Plan for Salaried Employees (formerly BOK Financial Thrift Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Ernst & Young LLP
Tulsa, Oklahoma
May 19, 2000

                BOK Financial Thrift Plan for Salaried Employees
                      (formerly BOK Financial Thrift Plan)

                 Statements of Net Assets Available for Benefits





                                                           December 31
                                                      1999              1998
                                              ----------------------------------
Assets
Investments, at fair value:
    BOK Financial Corporation Common Stock        $  9,368,883     $  9,556,195
    American Performance Mutual Funds:
       Aggressive Growth Fund                                -        3,888,136
       Growth Equity Fund                              980,973                -
       Equity Fund                                   8,465,139        8,284,024
       Cash Management Fund                          4,008,257        3,516,960
       Intermediate Bond Fund                        3,871,612        4,623,873
    SEI Mutual Funds:
       S&P 500 Index Fund                           20,321,862       14,202,355
       Stable Asset Fund                             4,069,341        3,698,497
       Equity Income Fund                            3,952,215        3,817,663
    AA Mutual Funds:
       AA Balanced Fund                              1,133,511          879,498
       AA International Equity Fund                  1,585,286          954,084
    Neuberger and Berman Genesis Trust Mutual Fund   3,603,024                -
    Participant notes receivable                     2,330,664        2,144,390
                                                 -------------------------------
Total investments                                   63,690,767       55,565,675

Cash and cash equivalents                              573,835          791,775
Accrued interest receivable                            103,180          276,154
                                                 -------------------------------
Total assets                                        64,367,782       56,633,604

Liabilities
Due to Broker                                          307,422          210,634
                                                 -------------------------------
Net assets available for benefits                  $64,060,360      $56,422,970
                                                 ===============================


See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees
                      (formerly BOK Financial Thrift Plan)

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999






Additions to net assets attributed to:
    Interest and dividends                                           $1,205,312
    Net appreciation in fair value of investments                     3,244,250
                                                                     -----------
Total investment income                                               4,449,562

Contributions:
    Participant                                                       5,172,243
    Employer                                                          2,043,595
    Rollovers                                                         1,228,405
                                                                     -----------
                                                                      8,444,243
                                                                     -----------
Total additions                                                      12,893,805

Deductions from net assets attributed to
    benefits paid directly to participants                            5,256,415
                                                                     -----------
Net increase                                                          7,637,390
Net assets available for benefits at beginning of year               56,422,970
                                                                     -----------
Net assets available for benefits at end of year                    $64,060,360
                                                                     ===========


See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees
                      (formerly BOK Financial Thrift Plan)

                          Notes to Financial Statements

                                December 31, 1999


1. Description of Plan

The following description of the BOK Financial Thrift Plan for Salaried Employees (formerly BOK Financial Thrift Plan) (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1999, through a resolution of the Board of Directors and a restatement of the Plan, the BOK Financial Thrift Plan name was changed to BOK Financial Thrift Plan for Salaried Employees. The Plan is a 401(k) defined contribution plan for eligible employees of BOK Financial Corporation ("BOKF") and its subsidiaries and affiliates (collectively, the "Employer" or "Company"). The Plan is administered by Bank of Oklahoma.

Eligibility

All salaried employees of the Employer are eligible to participate at age 21 and after one year of service (equivalent to 1,000 hours).

Contributions

Participants  may contribute up to 12% of their  compensation (as defined in the
Plan) on a pre-tax basis, pursuant to a salary reduction agreement filed with the Plan Administrator, and/or on an after-tax basis to various fund options provided by the Plan as directed by the participant. The sum of the percentage of pre-tax and after-tax contributions shall not exceed 20% of each participant's compensation.

The Employer may contribute out of net current profits and earned surplus a matching contribution. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 1999, the matching contribution was made in cash. The amount of the Employer's matching contribution is determined by the participant's years of service. The

Employer contribution ranges from $.40 to $1.00 for each dollar of the participant' contribution, up to 5% of compensation, based on years of service as follows:

           Years of Service                              Matching Percentage
 -------------------------------------------- ----------------------------------

        Less than four years                                        40%
        At least four, but less than ten, years                     60%
        At least ten, but less than fifteen, years                  80%
        Fifteen or more years                                      100%

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account

Vesting

The participants vest in matching contributions made by the Employer based upon the years of service as defined by the Plan. Participants are 100% vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, voluntary contributions, and the actual earnings thereon.

Participant Notes Receivable

The Plan may make loans to participants in amounts not less than $1,000 and not to exceed the lesser of $50,000 or fifty percent of the participant's vested account balance. Loans will bear interest based on the current banking prime rate and may not exceed a five-year term, unless it is used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balance in the participant's account. Interest rates range from 6% to 12%. Repayment is made by payroll withholdings of level installments of principal and interest.

Payment of Benefits

A participant who terminates employment with a vested account balance less than $5,000 will receive a lump-sum payment. If the participant has a vested balance which exceeds $5,000, the plan will make a distribution only with the consent of the participant at any time prior to the earlier of the participant's 65th birthday or death. In lieu of a lump-sum payment, a participant who terminates employment as an employee after his 65th birthday or after attaining age 60 and completing 10 years of service shall be entitled to elect monthly, quarterly, semi-annual or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.

Forfeited Accounts

Forfeited balances of terminated participants' nonvested accounts are utilized to pay administrative costs or to reduce Employer contributions. Employer contributions for 1999 have been reduced by forfeitures of $31,342.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Investment Valuation and Income Recognition

BOKF Common Stock is stated at fair value based on the last reported sales price on the last business day of the Plan year, as quoted by a national securities exchange. The fair values of mutual funds are based on quoted market prices which represents the current net asset shares held by the Plan. The participant notes receivable are valued at cost which approximates fair value. Cash and cash equivalents include highly liquid short-term investments which have a maturity of ninety days or less when acquired and are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Employer pays all administrative expenses except for loan origination and loan payment fees, which are paid by participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan's investments are held by a bank administered trust fund at Bank of Oklahoma, N.A. Trust Division (the "Trustee"). During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

        BOK Financial Corporation Common Stock                     $(1,218,566)
        American Performance Mutual Funds                              568,895
        SEI Mutual Funds                                             3,135,416
        AA Mutual Funds                                                242,659
        Neuberger and Berman Genesis Trust Mutual Fund                 515,846
                                                                   -------------
                                                                    $3,244,250
                                                                   =============

4. Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100% vested in their accounts.

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated November 24, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore believes that the Plan is qualified and the related trust is tax exempt.

6. Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

                                                           December 31
                                                      1999             1998
                                                 -------------------------------
        Net assets available for benefits per
            the financial statements              $64,060,360       $56,422,970
        Benefits payable to participants              220,636           208,697
                                                  ------------------------------
        Net assets available for benefits per
            the Form 5500                          63,839,724       $56,214,273
                                                  ==============================

                                                                   December 31
                                                                       1999
                                                                  --------------
        Benefits paid directly to participants
            per the financial statements                             $5,256,415
        Benefits payable to participants                                220,636
                                                                  --------------
        Benefits paid directly to participants per the Form 5500     $5,477,051
                                                                  ==============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                             Supplemental Schedule


                BOK Financial Thrift Plan for Salaried Employees
                      (formerly BOK Financial Thrift Plan)

                           EIN: 73-0780382 Plan #: 002

                   Schedule H; Line 4i-Schedule of Assets Held
                     for Investment Purposes at End of Year

                                December 31, 1999

                                             (c)
                                   Description of Investment
              (b)                 Including Maturity Date, Rate          (e)
(a)    Identity of Issuer         of Interest, or Maturity Value   Current Value
--------------------------------------------------------------------------------
 *  BOK Financial Corporation
      Common Stock                    Common stock                  $  9,368,883

 *  American Performance Mutual Funds:
      Growth Equity Fund              Open-end mutual funds              980,973
      Equity Fund                     Open-end mutual funds            8,465,139
      Cash Management Fund            Open-end mutual funds            4,008,257
      Intermediate Bond Fund          Open-end mutual funds            3,871,612

    SEI Mutual Funds:
      S&P 500 Index Fund              Open-end mutual funds           20,321,862
      Stable Asset Fund               Open-end mutual funds            4,069,341
      Equity Income Fund              Open-end mutual funds            3,952,215

    AA Mutual Funds:
      AA Balanced Fund                Open-end mutual funds            1,133,511
      AA International Equity Fund    Open-end mutual funds            1,585,286

    Neuberger and Berman Genesis
      Trust Mutual Fund               Open-end mutual funds            3,603,024

    Cash equivalents                  Open-end mutual funds              345,948

 *  Participant notes receivable        Interest rates range from
                                         6% to 12%                     2,330,664
                                                                  --------------
                                                                     $64,036,715
                                                                  ==============

*Denoted Party-in-interest

Column (d) is not applicable.